EXHIBIT 99.1

Brookfield Reinsurance Submits Proposal to Acquire AEL for $4.3 Billion

BROOKFIELD, NEWS, June 27, 2023 (GLOBE NEWSWIRE) -- Brookfield today announced that following close of markets on June 26, 2023, Brookfield Reinsurance (NYSE, TSX: BNRE) delivered a letter to the board of directors of American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”) setting forth a proposal to acquire all of the outstanding shares of common stock of AEL not already owned by Brookfield Reinsurance for aggregate consideration of $55.00 per AEL share.

As consideration for each AEL share, shareholders will receive $38.85 in cash and a number of Brookfield Asset Management Ltd. (NYSE, TSX: BAM) (“BAM”) class A limited voting shares (“BAM Shares”) having a value equal to $16.15 based on the unaffected 90-day VWAP as of June 23, 2023, resulting in total consideration of $55.00 per AEL share, subject to adjustment in certain circumstances as set forth in the proposal, a copy of which is attached hereto.

Brookfield Reinsurance intends to acquire from Brookfield Corporation (NYSE, TSX: BN) shares of Brookfield Asset Management Ltd. (“BAM”) required to satisfy the non-cash consideration offered to AEL shareholders. Subject to this occurring, BAM’s public float will increase by approximately 10%, which is strategically important as BAM continues to broaden its shareholder base. Brookfield Corporation’s interest in Brookfield Asset Management will decrease from 75% to approximately 73%. Accordingly there will be no net new issuance of shares of BAM1, BN or BNRE and no dilution to BAM, BN or BNRE shareholders as a result of this transaction.

Brookfield Reinsurance will have the option to pay cash for the share portion of the transaction if the shares of BAM are trading below where they are trading at the current time such that the aggregate consideration per AEL share would be less than $54.00 per share. In this circumstance, Brookfield Reinsurance may elect, in its sole discretion, to pay the non-cash consideration in cash instead of utilizing BAM shares in the transaction.

The proposal represents a premium of 35% to the closing price as of June 23, 2023, the last trading day prior to delivery of the letter, and a 42% premium to the 90-day volume weighted average price (“VWAP”) as of the same date, in each case, for the AEL common shares.

Consistent with the AEL 2.0 strategy, Brookfield Reinsurance will continue to focus on meeting the needs of AEL policyholders and clients while delivering high quality customer service. Brookfield Reinsurance intends to continue AEL’s focus on alternative asset strategies and expects BAM will manage a significant portion of AEL’s assets. As a result, AEL will gain access to BAM’s leading direct origination platforms and asset management capabilities while maintaining its current high-quality bias and investment grade focus.

Brookfield Reinsurance will increase its assets under management to approximately $100 billion upon closing of the transaction, and BAM will increase its overall AUM to approximately $900 billion through its asset management, wealth and insurance subsidiaries.

The proposal set forth in the letter is a non-binding expression of interest only. There is no guarantee that an agreement will be reached among the parties or on what terms.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Through its operating subsidiaries, Brookfield Reinsurance offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).

For more information, please visit our website at http://bnre.brookfield.com or contact:

Communications & Media:	Investor Relations:
Kerrie McHugh Hayes	Rachel Powell
Tel: (212) 618-3469	Tel: (416) 956-5141
Email: kerrie.mchugh@brookfield.com	Email: rachel.powell@brookfield.com

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE, TSX: BAM) is a leading global alternative asset manager with over $825 billion of assets under management across renewable, infrastructure, real estate, private equity, credit and other. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media:	Investor Relations:
Kerrie McHugh Hayes	Jason Fooks
Tel: (212) 618-3469	Tel: (212) 417-2442
Email: kerrie.mchugh@brookfield.com	Email: jason.fooks@brookfield.com

About Brookfield Corporation

Brookfield Corporation (NYSE, TSX: BN) is focused on compounding capital over the long term to earn an annualized return of 15%+ for our shareholders.

Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

We employ a disciplined investment approach, leveraging our global reach and the scale and flexibility of our capital, to identify proprietary opportunities to invest on a value basis. We then utilize our deep operating expertise, based on our 100+ year history as an owner and operator of real assets, to grow cash flows and create value in each of our businesses to generate strong risk-adjusted returns across market cycles.

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com

1 BN will source the share consideration from a portion of its existing 1.2 billion shares that it currently owns in BAM’s asset management business, which it will exchange for an equal number of shares in BAM. As such, the transaction will result in no net new shares being issued and no dilution to BAM shareholders.

No Offer
No person has commenced soliciting proxies in connection with the proposed transaction referenced in this press release, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

Cautionary Notice Regarding Forward-Looking Statements
Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward- looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the Company’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct. Particularly statements about the name change and trading symbol change are forward-looking statements.

Other factors, risks and uncertainties not presently known to the Company or that the Company currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. The Company disclaims any obligation or intention to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

Schedule A – Non-Binding Proposal

June 26, 2023

Dave Mulcahy, Non-Executive Chairman of the Board of Directors
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, IA 50266

Dear Dave:

Brookfield Reinsurance Ltd. (NYSE/TSX: BNRE) (“BNRe” or “we”) is pleased to submit this non-binding proposal to acquire all of the outstanding shares of common stock of American Equity Investment Life Holding Company (“AEL” or the “Company”) not already owned by BNRe for aggregate consideration of $55.00 per AEL share to be paid in the form of cash and stock of Brookfield Asset Management Ltd. (NYSE/TSX: BAM) (“Brookfield”), as described in more detail below (the “Proposal”).

We believe that our Proposal reflects an extremely attractive value for the Company’s public shareholders. Specifically, $55.00 per AEL share represents a premium of 35% to the closing price as of June 23, 2023, the last trading day prior to delivery of this Proposal, and a 42% premium to the 90 day volume weighted average price (“VWAP”) as of the same date, in each case, for the AEL common shares (the “AEL Shares”).

As consideration for each AEL Share, shareholders will receive $38.85 in cash and a number of BAM class A limited voting shares (“BAM Shares”) having a value equal to $16.15 based on the unaffected 90-day VWAP as of June 23, 2023, resulting in total consideration of $55.00 per AEL Share. In the event that the 10-day VWAP of BAM Shares (measured five business days prior to closing of the transaction) (the “BAM Final Stock Price”) would result in the aggregate consideration per AEL Share being less than $54.00, the number of BAM Shares delivered for each AEL Share will be increased such that the value of the aggregate consideration delivered for each AEL Share will be equal to $54.00. In such circumstance, BNRe may elect, in its sole discretion, to substitute cash consideration in lieu of all or any portion of the BAM Share consideration; provided that in the event that BNRe elects to substitute cash for less than all of the BAM Share consideration, the BAM Share consideration must have an aggregate value of not less than $200 million. In the event that the BAM Final Stock Price would result in the aggregate consideration per AEL Share being greater than $56.50, the number of BAM Shares delivered for each AEL Share will be decreased such that the value of the aggregate consideration delivered for each AEL Share will equal $56.50.

BNRe is well capitalized and committed to meeting the needs of its policyholders and clients while delivering high quality customer service. Given the complementary nature of AEL’s annuity business to BNRe’s existing re/insurance platform, we also expect our Proposal will deliver significant value to the Company’s policyholders, employees, distribution partners, and other stakeholders. We are committed to continuing AEL’s leading position in the annuity market and strong operating platform in Iowa, and expect that growth in the AEL platform over time should increase net jobs in Iowa. Additionally, we look forward to supporting the greater Des Moines area, including through maintaining AEL’s existing charitable contributions and Brookfield’s broader charitable foundation and other charitable initiatives.

Brookfield is a leading global alternative asset manager with over $825 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. Brookfield’s objective is to generate attractive, long-term risk-adjusted returns for the benefit of its clients and shareholders. BNRe is proposing to acquire AEL due to AEL’s successful transformation into an asset manager and an asset-light insurer under the AEL 2.0 strategy. Through the BAM Shares offered as partial consideration for this transaction, AEL shareholders will continue to have the opportunity, through BAM, to invest in a market leading asset manager.

The BAM Share consideration to be delivered in this transaction is being contributed to BNRe by Brookfield Corporation (NYSE: BN) (“BN”) from its existing ownership interest. If the full number of BAM Shares is delivered in the transaction, BN’s ownership interest in BAM will be reduced from 75% to approximately 73%. As such, this transaction is non-dilutive to BAM shareholders.

BNRe is prepared and intends to negotiate in good faith the terms of a definitive agreement in respect of the Proposal such that the parties may announce a transaction on or prior to June 30, 2023.

We are required to publicly disclose this Proposal promptly in an amendment to our current Schedule 13D, which we expect to do following close of markets today.

This Proposal is a non-binding expression of interest only and does not impose any legal obligation on any person. BNRe reserves the right to withdraw or modify our Proposal in any respect at any time. BNRe, Brookfield, and their respective affiliates will be bound only in accordance with the terms and conditions contained in executed definitive agreements, if any.

We are available at your convenience to discuss any aspects of our Proposal.

Sincerely,

BROOKFIELD REINSURANCE LTD.

/s/ Sachin Shah
___________________________
Sachin Shah
Chief Executive Officer